UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

14 August 2006

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. By: /s/ Elli Levinson-Sela —————————————— Elli Levinson-Sela, Adv. General Counsel & Corporate Secretary

Contact:
Blue Square-Israel Ltd.
Dror Moran, CFO
Toll-free telephone from U.S. and Canada: 888-572-4698
Telephone from rest of world: 972-3-928-2220
Fax: 972-3-928-2299
Email: cfo@bsi.co.il

BLUE SQUARE – ISRAEL LTD. ANNOUNCES FINANCIAL RESULTS FOR
THE SECOND QUARTER AND FIRST SIX MONTHS PERIOD OF 2006

– Revenues Up 18% With 9.0% Increase in Same Store Sales,
5.1% Operating Margins, 65% Rise in Net Income –

ROSH HA’AYIN, Israel – August 14, 2006 – Blue Square-Israel Ltd. (NYSE and TASE: BSI) today announced results for the second quarter and six months period ended June 30, 2006. All financial results are reported according to Israeli GAAP (Generally Accepted Accounting Principles).

Results for the Second Quarter

Revenues: The Company’s revenues for the second quarter of 2006 increased by 18% to NIS 1,677.7 million (U.S. $377.9 million)(a) compared to NIS 1,422.0 million in the second quarter of 2005. Excluding the sales of Kfar Hashaashuim(b), revenues for the quarter grew by 14%. The growth in sales reflects a 9.0% increase in Same Store Sales (“SSS”), Blue Square’s strongest SSS increase since 1999, reflecting strong sales growth in each of the Company’s three chains. The Company opened 6 stores during the prior 12 months, increasing the Company’s sales area by approximately 16,000 square meters.

Gross Profit: Gross profit for the second quarter of 2006 increased by 20.0% to NIS 435.3 million (U.S. $98.0 million) compared to NIS 362.8 million in the second quarter of 2005 due to the higher revenues. Gross margin for the period increased slightly to 25.9% from 25.5% in the second quarter of 2005.

Selling, General, and Administrative Expenses: The Company’s Selling, General, and Administrative expenses for the second quarter of 2006 increased by 15.2% to NIS 350.4 million (U.S. $78.9 million) compared to NIS 304.1 million in the second quarter of 2005, reflecting

■	Expenses of new stores opened during the prior 12 months;

■	Increase in variable operating expenses due to the increase in sales; and

■	Increase in CPI-linked expenses.

However, as a percentage of revenues, operating expenses declined to 20.9% of sales from 21.4% in the second quarter of 2005. This, together with the 8.9% increase in sales per employee recorded during the quarter, illustrates the success of the Company’s ongoing efficiency efforts.

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization): EBITDA for the second quarter of 2006 was NIS 118 million (U.S. $26.5 million), an increase of 28.4% compared with NIS 92 million in the second quarter of 2005. EBITDA margin for the quarter was 7.0% compared with 6.5% in the second quarter of 2005.

Operating Income: Operating income for the second quarter of 2006 increased by 44.5% to NIS 84.8 million (U.S. $19.1 million) compared to NIS 58.7 million in the second quarter of 2005. This reflects the significantly increased revenues and gross profit for the period, together with the moderate increase in Selling, General & Administrative expenses. Operating margin for the period increased to 5.1% from 4.1% in the second quarter of 2005.

Financial Expenses: Financial expenses for the second quarter of 2006 increased by 64.0% to NIS 18.5 million (U.S. $4.2 million) compared to NIS 11.3 million in the second quarter of 2005. The increase derived from an increase in the price index to which the Company’s loans and debentures are linked, together with a rise in the prime rate of interest and the contribution of Kfar Hashaashuim’s financial expenses.

Taxes On Income: Taxes on income for the second quarter of 2006 were NIS 20.8 million (U.S. $4.7 million), an increase of 21.0% compared to NIS 17.2 million in the second quarter of 2005. This reflected the rise in the Company’s Income Before Taxes on Income, offset partially by the reduction of the Company’s nominal tax rate in line with amendments to the Income Tax Ordinance enacted in July 2004 and August 2005. These ordinances provide for a gradual reduction in the rate of corporate tax. As a result, the Company’s corporate tax will be reduced during the next five years as follows: 2006 – 31%; 2007 – 29%; 2008 – 27%; 2009 – 26%; 2010 and thereafter – 25%.

Net Income: The Company’s net income for the second quarter of 2006 increased by 64.5% to NIS 38.9 million (U.S. $8.8 million), or NIS 1 per ADS (U.S. $0.23), compared to NIS 23.7 million, or NIS 0.61 per ADS, for the second quarter of 2005.

Other Operating Data:

—	The Company's Same Store Sales(c) for the second quarter of 2006 increased by 9.0%, the highest quarterly increase since 1999.

—	Sales per square meter for the quarter increased by 9.3% compared to the second quarter of 2005, reaching NIS 5,145 (US $1,159) per square meter.

—	Sales per employee for the quarter increased by 8.9% compared to the second quarter of 2005, reaching NIS 249 thousand (U.S. $56 thousand) per employee.

—	During the second quarter of 2006, the Company opened 1 store.

Results for the First Six Months

Revenues: The Company’s revenues for the first half of 2006 increased by 17.5% to NIS 3,214.4 million (U.S. $724.0 million)(a) compared to NIS 2,735.9 million in the first six months of 2005. Excluding the sales of Kfar Hashaashuim(b), revenues for the period grew by 14%. The growth in sales reflects the factors explained above in Results for the Second Quarter. The Company’s SSS for the period increased by 7.7%.

Gross Profit: Gross profit for the first six months of 2006 increased by 16.1% to NIS 827.3 million (U.S. $186.3 million) compared to NIS 712.5 million in the parallel period of 2005 due to the higher revenues. Gross margin for the period decreased to 25.7% from 26.0% in the first half of 2005, due primarily to special sales initiatives carried out during the first quarter of 2006 and continued strong competition.

Selling, General, and Administrative Expenses: The Company’s Selling, General, and Administrative expenses for the first half of 2006 increased by 12.6% to NIS 676.5 million (U.S. $152.4 million) compared to NIS 601.1 million in the first half of 2005, reflecting the factors explained above in Results for the Second Quarter. However, as a percentage of revenues, operating expenses for the period declined to 21.0% of sales from 22.0% in the first half of 2005. This, together with the 8.4% increase in sales per employee recorded during the first half, demonstrates the success of the Company’s efficiency efforts.

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization): EBITDA for the first half of 2006 was NIS 216 million (U.S. $48.6 million), an increase of 22.0% compared with NIS 177 million in the first six months of 2005. EBITDA margin for the period was 6.7% compared with 6.5% in the first half of 2005.

Operating Income: Operating income for the first half of 2006 increased by 35.3% to NIS 150.8 million (U.S. $34.0 million) compared to NIS 111.5 million in the first six months of 2005. Operating margin for the period increased to 4.7% from 4.1% in the first half of 2005.

Financial Expenses: Financial expenses for the first half of 2006 increased by 43.3% to NIS 32.5 million (U.S. $7.3 million) compared to NIS 22.7 million in the first half of 2005. The increase derived from an increase in the price index to which the Company’s loans and debentures are linked, together with a rise in the prime rate of interest and the contribution of Kfar Hashaashuim’s financial expenses.

Taxes On Income: Taxes on income for the first six months of 2006 were NIS 38.4 million (U.S. $8.6 million), an increase of 20.6% compared to NIS 31.8 million in the first half of 2005. This reflected the rise in the Company’s Income Before Taxes on Income, offset partially by the reduction of the Company’s nominal tax rate as explained above in Results for the Second Quarter.

Net Income: The Company’s net income for the first half of 2006 increased by 49.3% to NIS 68.0 million (U.S. $15.3 million), or NIS 1.75 per ADS (U.S. $0.39), compared to NIS 45.5 million, or NIS 1.17 per ADS, for the first six months of 2005.

Other Operating Data:

■	The Company's Same Store Sales(c) for the first half of 2006 increased by 7.7%.

■	Sales per square meter for the first six months increased by 8.7% compared to the first half of 2005, reaching NIS 9,873 (US $2,224) per square meter.

■	Sales per employee for the period increased by 8.4% compared to the parallel period of 2005, reaching NIS 486 thousand (U.S. $109 thousand) per employee.

■	During the first half of 2006, the Company opened 3 stores, adding a total of 6,261 square meters to the chain.

Dividends:

■	Subsequent to the balance sheet date, on August 14, 2006, the Company declared a dividend in the amount of NIS 30 million (U.S. $6.8 million), or NIS 0.77 per share/ADS (approximately U.S. $0.18 per ADS).

■	On June 22, 2006, the Company paid a dividend in the amount of NIS 30 million (U.S. $6.7 million), or NIS 0.77 per share/ADS (approximately U.S. $0.17 per ADS based on the representative rate of exchange on that date).

■	On April 20, 2006, the Company paid a dividend in the amount of NIS 50 million (U.S. $10.7 million), or NIS 1.28 per share (approximately U.S. $0.27 per ADS).

Reorganization of Blue Square’s Real Estate Holdings

On June 23, the Company announced the completion of the transfer of its directly-owned real estate assets (excluding real estate owned by its subsidiary, Blue Square Chain Investments & Properties Ltd.) and certain liabilities, to a new fully owned subsidiary – Blue Square Real Estate Ltd. (“BSRE”).

On August 2, BSRE announced the general terms of the expected initial public offering (IPO) of BSRE securities on the Tel Aviv Stock Exchange and the results of the institutional investors’ bids with regard to the proposed offering. For details, please refer to the Company’s announcement of August 2, which is available on the website of the Securities and Exchange Commission (SEC) at www.sec.gov/Archives/edgar/data/1016837/000117891306001435/zk62793.htm.

Appointment of CFO

On May 25th, the Company’s Board of Directors appointed Mr. Dror Moran as Blue Square’s CFO and VP Finance. Mr. Moran, a CPA who was employed by Blue Square in senior positions from 1997-2005, began serving as CFO on July 1st. The Company expresses its appreciation to its previous CFO, Mr. Emanuel Avner. for his significant contribution during his years of service.

Changes in  Board of Directors

Blue Square further announced today that Mr. Pinchas Cohen resigned from his position as Director in Blue Square’s Board of Directors, effective August 14, 2006. Mr. Cohen served as director since June 2003. Blue Square expresses its appreciation and thanks to Mr. Cohen for his contribution to the Company.

The Board of Directors has appointed Mr. Erez Meltzer Director as of August 14, 2006. Mr. Meltzer was appointed to serve as CEO of Africa Israel Investments Ltd. beginning August 27, 2006.Previously, Mr. Meltzer served as President and CEO of Netafim Ltd. He remains involved in variety of public activities and serves as Director of various publicly traded companies. Mr. Meltzer holds a B.A degree in Math and Economics from the Hebrew University in Jerusalem, and an MBA from the Boston University.

Comments of Management

Commenting on the results, Mr. Gil Unger, Blue Square’s President and CEO, said, “The second quarter was another period of strong growth for Blue Square, illustrating the success of our brand management strategy in an exceedingly competitive environment. With significant growth in the revenues from all our three brands, we delivered our strongest rise in Same Store Sales since 1999. This, combined with an ongoing decrease in our expenses, enabled us to achieve an exceptional operating margin of 5.1% for the quarter, a 65% rise in net profit, and 9% increases in both sales per square meter and sales per employee.

“We continue to make progress in line with our 2006 workplan. Since the beginning of the year, we have opened three stores, and plan to open an additional three or four during the second half. In addition, during the quarter we, together with Dor Alon, an associated company from the Alon Group, launched the new ‘You’ credit card and loyalty plan, and are pleased by its initial market reception.”

Mr. Unger concluded, “Taken as a whole, we are very pleased with the results of the first half and remain optimistic regarding the remainder of 2006. With strong performance from each of our brands, the positive launch of our new loyalty plan and the upcoming IPO of our real estate subsidiary, we feel well positioned and continue working to achieve value for our shareholders.”

Hostilities in Northern Israel and Lebanon

Due to the current situation of hostilities in the northern part of Israel and in Lebanon, the Company has not been able to operate some of its branches in the northern region (approximately 20 stores) according to its normal schedules. Given the extent of the conflict, it may affect Israel’s overall economy, and therefore the Company’s operating results. Since the hostilities have not yet ended, the Company cannot yet quantify their effect on the Company’s business.

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the rate of exchange prevailing at June 30, 2006: U.S. $1.00 equals NIS 4.440. The translation was made solely for the convenience of the reader.

NOTE B: Kfar Hashaashuim

Further to the closing of the Company’s acquisition of Hamachsan Hamerkazi Kfar Hashaashuim Ltd. (“Kfar Hashaahuim”) in May, 2005, Kfar Hashaashuim’s balance sheet and operating results of the second quarter and first six months of 2006 have been consolidated into the Company’s consolidated financial statements. Comparative data excludes Kfar Hashaashuim’s financial results.

NOTE C: Change in Calculation of Same Store Sales

For a more meaningful comparison, the Company has changed the policy by which it calculates Same Store Sales.

As of the fourth quarter of 2005, the Company’s Same Store Sales calculation is based only on stores 1) that have operated continuously throughout the current and prior reporting period, and 2) that have not been resized significantly during the period.

Previously, the Company’s Same Store Sales referred to the sales of those stores that operated continuously during the entire reporting period of both the current year and that preceding it. Stores were not deemed to have operated continuously (and therefore not included as “same stores”) if such stores were closed for at least two weeks during the reported period or the preceding period for any reason including renovation or relocation.

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 171 supermarkets under different formats, each offering varying levels of service and pricing.

This press release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition, prospects and operating results. These statements are based on current expectations and projections that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s Annual Report on Form 20-F and other filings with the Security and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

BLUE SQUARE - ISRAEL LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2006

	December 31, 2005	June 30		Convenience translation (a) June 30, 2006
		2005	2006
	(Audited)	(Unaudited)		(Unaudited)
	NIS			U.S. dollars
	In thousands

A s s e t s

CURRENT ASSETS:
Cash and cash equivalents	66,773	136,298	18,258	4,112
Trade receivables	558,758	641,938	741,369	166,975
Other accounts receivable	129,670	122,555	154,684	34,839
Inventories	356,881	365,394	395,581	89,095

Total current assets	1,112,082	1,266,185	1,309,892	295,021

INVESTMENTS AND LONG TERM RECEIVABLES:
Restricted deposit	500,190	-	512,655	115,463
Associated companies	3,325	3,242	3,971	894
Other long term receivables	2,962	-	3,076	693

	506,477	3,242	519,702	117,050

FIXED ASSETS, NET OF
ACCUMULATED DEPRECIATION
AND AMORTIZATION	1,971,577	1,975,499	1,953,944	440,077

INTANGIBLE ASSETS AND
DEFERRED CHARGES, NET	92,899	100,676	106,900	24,077

	3,683,035	3,345,602	3,890,438	876,225

	December 31, 2005	June 30		Convenience translation (a) June 30, 2006
		2005	2006
	(Audited)	(Unaudited)		(Unaudited)
	NIS			U.S. dollars
	In thousands

Liabilities and shareholders' equity

CURRENT LIABILITIES:
Credit and loans from banks	291,058	247,930	367,288	82,723
Current maturities of debentures	68,258	-	69,119	15,567
Trade payables	879,136	983,393	974,014	219,373
Other accounts payable and accrued expenses	323,674	354,817	459,493	103,489

Total current liabilities	1,562,126	1,586,140	1,869,914	421,152

LONG-TERM LIABILITIES:
Long-term loans from banks, net of current
maturities	781,304	360,132	659,118	148,450
Debentures, net of current maturities	136,517	200,409	137,639	31,000
Convertible debentures	184,989	186,574	186,584	42,023
Deferred income taxes	13,392	15,355	25,003	5,631
Liability for employee rights, net of amount
funded	28,166	27,920	35,573	8,012

Total long-term liabilities	1,144,368	790,390	1,043,917	235,116

MINORITY INTEREST	111,233	103,831	123,318	27,775

SHAREHOLDERS' EQUITY	865,308	865,241	853,289	192,182

	3,683,035	3,345,602	3,890,438	876,225

BLUE SQUARE - ISRAEL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2006

	Year ended December 31 2005	Six months ended June 30		Three months ended June 30		Convenience translation (a) for the three months ended June 30 2006
		2005	2006	2005	2006
	(Audited)	(Unaudited)				(Unaudited)
	NIS					U.S. dollars
	In thousands (except share and per share data)

Sales	5,797,018	2,735,915	3,214,388	1,422,032	1,677,719	377,865
Cost of sales	4,298,211	2,023,390	2,387,054	1,059,242	1,242,443	279,830

Gross profit	1,498,807	712,525	827,334	362,790	435,276	98,035
Selling, general and administrative expenses	1,269,760	601,059	676,533	304,081	350,437	78,927

Operating income	229,047	111,466	150,801	58,709	84,839	19,108
Financial expenses, net	59,529	22,695	32,531	11,299	18,528	4,173

	169,518	88,771	118,270	47,410	66,311	14,935
Amortization of goodwill	6,508	2,935	-	1,467	-	-
Other income (expenses), net	690	(1,023)	(618)	(1,027)	92	21

Income before taxes on income	163,700	84,813	117,652	44,916	66,403	14,956
Taxes on income	58,490	31,810	38,375	17,187	20,800	4,685

Income after taxes on income	105,210	53,003	79,277	27,729	45,603	10,271
Share in profits of associated companies, net	498	437	483	54	334	75
Minority interest in profits of subsidiaries, net	15,717	7,916	11,779	4,125	7,023	1,582

Net income for the period	89,991	45,524	67,981	23,658	38,914	8,764

Net income per Ordinary share or ADS:
Basic	2.32	1.17	1.75	0.61	1.00	0.23

Fully diluted	*2.26	1.12	1.64	0.58	0.94	0.21

Weighted average number of shares or ADS used
for computation of income per share:
Basic	*38,832,663	38,782,336	38,950,091	38,782,336	38,950,091	38,950,091

Fully diluted	*44,443,433	44,229,935	44,809,330	44,229,935	44,809,330	44,809,330

* After retrospective application of accounting change.

BLUE SQUARE - ISRAEL LTD.
SELECTED OPERATING DATA

	For the six months ended June 30		For the three months ended June 30		Convenience translation for the three months ended June 30 2006
	2005	2006	2005	2006
	NIS	NIS	NIS	NIS	U.S.$
	(Unaudited)				(Unaudited)

Sales (in millions)	2,736	3,214	1,422	1,678	378

Operating income (in millions)	111	151	59	85	19

EBITDA (in millions)	177	216	92	118	26

EBITDA margin	6.5%	6.7%	6.4%	7.0%	NA

Increase in same store sales*	1.6%	7.7%	4.9%	9.0%	NA

Number of stores at end of period	165	171	165	171	NA
Stores opened during the period	3	3	0	1	NA
Stores closed during the period	2	0	1	0	NA

Total square meters at end of period	302,200	318,332	302,200	318,332	NA
Square meters added (closed)
during the period, net	2,200	6,261	(325)	3,498	NA

Sales per square meter	9,083	9,873	4,706	5,145	1,159

Sales per employee (in thousands)	449	486	229	249	56

        * Compared with the same period in the prior fiscal year.